Exhibit 99.1

For Immediate Release: December 13, 2023

Attention: Business Editors

VERSABANK REPORTS RECORD FOURTH QUARTER AND FISCAL 2023 FINANCIAL RESULTS AS IT CONTINUES TO BENEFIT FROM INCREASING OPERATING LEVERAGE IN ITS UNIQUE DIGITAL BANKING MODEL

– Fourth Quarter and Fiscal 2023 Highlighted by Another Record Loan Portfolio and Record Revenue, Net Interest Income and Net Income While ROCE Improves to 13.58% –

VersaBank’s 2023 annual audited Consolidated Financial Statements and Management’s Discussion and Analysis (“MD&A”) will be available today online at www.versabank.com/investor-relations, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations. All amounts are in Canadian dollars unless otherwise noted. All interim financial information within this earnings release is unaudited and based on interim Consolidated Financial Statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. All annual financial information herein was derived from VersaBank’s 2023 annual audited Consolidated Financial Statements and MD&A.

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the fourth quarter and year ended October 31, 2023. All figures are in Canadian dollars unless otherwise stated.

Consolidated and Segmented Financial Summary

(unaudited)	As at or for the three months ended							As at or for the year ended
	October 31	July 31			October 31			October 31	October 31
(thousands of Canadian dollars except per share amounts)	2023	2023	Change		2022	Change		2023	2022	Change
Financial results
Total revenue	$29,173	$26,859	9%		$24,252	20%		$108,635	$82,392	32%
Cost of funds(1)	3.86%	3.62%	7%		2.45%	58%		3.46%	1.77%	95%
Net interest margin(1)	2.54%	2.57%	(1%	)	2.81%	(10%	)	2.68%	2.70%	(1%	)
Net interest margin on loans(1)	2.69%	2.69%	0%		3.03%	(11%	)	2.85%	3.08%	(7%	)
Return on average common equity(1)	13.58%	11.15%	22%		7.32%	86%		11.75%	6.61%	78%
Net income	12,479	10,003	25%		6,429	94%		42,162	22,658	86%
Net income per common share basic and diluted	0.47	0.38	24%		0.23	104%		1.57	0.79	99%
Balance sheet and capital ratios
Total assets	$4,201,610	$3,980,845	6%		$3,265,998	29%		$4,201,610	$3,265,998	29%
Book value per common share(1)	14.00	13.55	3%		12.37	13%		14.00	12.37	13%
Common Equity Tier 1 (CET1) capital ratio	11.33%	11.15%	2%		12.00%	(6%	)	11.33%	12.00%	(6%	)
Total capital ratio	15.38%	15.10%	2%		16.52%	(7%	)	15.38%	16.52%	(7%	)
Leverage ratio	8.30%	8.53%	(3%	)	9.84%	(16%	)	8.30%	9.84%	(16%	)

(1)	See definition under ‘Non-GAAP and Other Financial Measures’ in the Annual 2023 Management’s Discussion and Analysis.

(thousands of Canadian dollars)

for the three months ended	October 31, 2023				July 31, 2023				October 31, 2022
	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
			Adjustments				Adjustments				Adjustments
Net interest income	$26,239	$—	$—	$26,239	$24,929	$—	$—	$24,929	$22,477	$—	$—	$22,477
Non-interest income	315	3,699	(1,080)	2,934	101	2,020	(191)	1,930	38	1,778	(41)	1,775
Total revenue	26,554	3,699	(1,080)	29,173	25,030	2,020	(191)	26,859	22,515	1,778	(41)	24,252

Provision for (recovery of) credit losses	(184)	—	—	(184)	171	—	—	171	205	—	—	205
	26,738	3,699	(1,080)	29,357	24,859	2,020	(191)	26,688	22,310	1,778	(41)	24,047

Non-interest expenses:
Salaries and benefits	5,878	1,411	—	7,289	5,891	1,562	—	7,453	5,678	1,541	—	7,219
General and administrative	4,889	354	(1,080)	4,163	4,257	380	(191)	4,446	5,154	457	(41)	5,570
Premises and equipment	617	372	—	989	610	370	—	980	624	361	—	985
	11,384	2,137	(1,080)	12,441	10,758	2,312	(191)	12,879	11,456	2,359	(41)	13,774

Income (loss) before income taxes	15,354	1,562	—	16,916	14,101	(292)	—	13,809	10,854	(581)	—	10,273

Income tax provision	4,088	349	—	4,437	3,999	(193)	—	3,806	3,939	(95)	—	3,844

Net income (loss)	$11,266	$1,213	$—	$12,479	$10,102	$(99)	$—	$10,003	$6,915	$(486)	$—	$6,429

Total assets	$4,190,876	$26,443	$(15,709)	$4,201,610	$3,971,781	$25,485	$(16,421)	$3,980,845	$3,267,479	$22,345	$(23,826)	$3,265,998

Total liabilities	$3,818,412	$28,788	$(22,748)	$3,824,452	$3,609,832	$29,123	$(23,153)	$3,615,802	$2,912,249	$25,755	$(22,681)	$2,915,323

(thousands of Canadian dollars)

for the year ended	October 31, 2023				October 31, 2022
	Digital Banking	DRTC	Eliminations/	Consolidated	Digital Banking	DRTC	Eliminations/	Consolidated
			Adjustments				Adjustments
Net interest income	$100,051	$—	$—	$100,051	$76,666	$—	$—	$76,666
Non-interest income	540	9,698	(1,654)	8,584	52	5,839	(165)	5,726
Total revenue	100,591	9,698	(1,654)	108,635	76,718	5,839	(165)	82,392

Provision for (recovery of) credit losses	609	—	—	609	451	—	—	451
	99,982	9,698	(1,654)	108,026	76,267	5,839	(165)	81,941

Non-interest expenses:
Salaries and benefits	25,382	6,046	—	31,428	22,303	4,493	—	26,796
General and administrative	15,140	1,565	(1,654)	15,051	17,614	1,283	(165)	18,732
Premises and equipment	2,462	1,440	—	3,902	2,475	1,390	—	3,865
	42,984	9,051	(1,654)	50,381	42,392	7,166	(165)	49,393

Income (loss) before income taxes	56,998	647	—	57,645	33,875	(1,327)	—	32,548

Income tax provision	15,867	(384)	—	15,483	9,744	146	—	9,890

Net income (loss)	$41,131	$1,031	$—	$42,162	$24,131	$(1,473)	$—	$22,658

Total assets	$4,190,876	$26,443	$(15,709)	$4,201,610	$3,267,479	$22,345	$(23,826)	$3,265,998

Total liabilities	$3,818,412	$28,788	$(22,748)	$3,824,452	$2,912,249	$25,755	$(22,681)	$2,915,323

Highlights for the FOURTH Quarter of Fiscal 2023

Consolidated

•	Total assets increased 29% year-over-year and 6% sequentially to a record $4.2 billion;

•	Consolidated total revenue increased 20% year-over-year and 9% sequentially to a record $29.2 million, driven by higher net interest income due primarily to continued strong loan growth, as well as a larger contribution from DRT Cyber Inc. (“DRTC”);

•	Consolidated net income increased 94% year-over-year and 25% sequentially to $12.5 million, driven primarily by the significant and increasing operating leverage in VersaBank’s branchless, business-to-business (partner-based) digital banking model as well as a recovery of credit losses;

•	Consolidated earnings per share increased 104% year-over-year and 24% sequentially to $0.47 due to higher net income, as well as the positive impact of the purchase and cancellation of VersaBank’s common shares through its Normal Course Issuer Bid (“NCIB”);

•	Return on common equity increased to 13.58% from 7.32%; and,

•	The Bank continues to advance the process seeking approval of its proposed acquisition of OCC-chartered US bank, Stearns Bank Holdingford N.A., and expects a decision from US regulators during the first calendar quarter of 2024. If favourable, the Bank will proceed toward completion of the acquisition as soon as possible, subject to Canadian regulatory (OSFI) approval.

Digital Banking Operations

•	Loans increased 29% year-over-year and 5% sequentially to a record $3.85 billion, driven primarily by growth in the Bank’s Point-of-Sale (“POS”) Financing portfolio, which increased 30% year-over-year and 4% sequentially;

•	Total revenue increased 18% year-over-year and 6% sequentially to a record $26.6 million, driven primarily by higher net interest income attributable substantially to loan growth and higher non-interest income attributable to higher gross profit generated by DRTC;

•	Net interest margin on loans decreased 34 bps, or 11%, year-over-year and was unchanged sequentially at 2.69%. The year-over-year and sequential trends were a function primarily of higher cost of funds due to elevated rates on term deposits experienced periodically over the course of the year, including during the fourth quarter, offset partially by higher yields earned on the Bank’s loans;

•	Net interest margin decreased 27 bps year-over-year, or 10%, and decreased 3 bps, or 1%, sequentially to 2.54%;

•	Provision for credit losses as a percentage of average loans remained negligible at -0.02%, compared with a 12-quarter average of 0.00%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks; and,

•	Efficiency ratio (excluding DRTC) improved year-over-year to 45% (down from 51%), driven by the significant and increasing operating leverage in VersaBank’s branchless, business-to-business (partner) digital banking model. On a sequential basis, efficiency ratio increased modestly to 45% from 43% due primarily to transitory non-interest expenses related to inter-company technology and cybersecurity services provided in the current quarter.

DRTC’s Cybersecurity Services Operations (Digital Boundary Group)

•	Revenue for the Cybersecurity Services component of DRTC (Digital Boundary Group, or DBG) increased 21% year-over-year to $3.4 million driven by higher service engagements, while gross profit increased 50% to $2.6 million due to improved operational efficiency. Sequentially, revenue and gross profit for Digital Boundary Group increased 46% and 45%, respectively, due primarily to higher service engagements. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income. DBG remained profitable on a standalone basis within DRTC.

hIGHlights for the FULL Fiscal 2023 YEAR

Consolidated

•	Total assets increased 29% year-over-year and 6% sequentially to a record $4.2 billion;

•	Consolidated total revenue increased 32% to a record $108.6 million, driven by higher net interest income resulting primarily from continued strong loan growth and higher revenue contributions from DRT Cyber Inc. (“DRTC”);

•	Consolidated net income increased 86% to $42.2 million due primarily to strong revenue growth significantly outpacing the small increase in non-interest expenses (mainly due to the significant and increasing operating leverage in VersaBank’s branchless, business-to-business (partner-based) digital banking model), which was partially offset by higher provision for credit losses;

•	Consolidated earnings per share increased 99% year-over-year to $1.57 due to higher net income, as well as the positive impact of the purchase and cancellation of VersaBank’s common shares through its Normal Course Issuer Bid (“NCIB”);

•	Return on common equity increased to 11.75% from 6.61%; and,

•	The Bank purchased and cancelled 1,321,358 common shares under its NCIB in the current year, bringing the total number of common shares purchased through the NCIB as at October 31, 2023 to 1,516,658.

Digital Banking Operations

•	Loans increased 29% to a record $3.85 billion, driven primarily by growth in the Bank’s Point-of-Sale (“POS”) Financing portfolio, which increased 30% year-over-year, as well as strong growth in its commercial lending portfolio, which increased 24%;

•	Total revenue increased 31% year-over-year to a record $100.6 million, driven primarily by higher net interest income attributable substantially to loan growth;

•	Net interest margin on loans decreased 23 bps, or 7%, year-over-year to 2.85% due to elevated rates on term deposits experienced periodically over the course of the year, offset partially by higher yields earned on the Bank’s loans;

•	Net interest margin decreased 2 bps year-over-year, or 1% to 2.68%;

•	Provision for credit losses (“PCL”) was $609,000 compared with $451,000 last year due primarily to higher loan balances, as well as changes in the forward-looking information used by VersaBank in its credit risk models offset partially by changes in the Bank’s loan mix;

•	Provision for credit losses as a percentage of average loans remained negligible at 0.02%, compared with a 12-quarter average of 0.00%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks; and,

•	Efficiency ratio for Digital Banking operations (excluding DRTC) improved to 43% from 55% last year as a function of 31% growth in revenue and only a 1% increase in non-interest expenses due to the significant and increasing operating leverage in VersaBank’s branchless, business-to-business (partner-based) digital banking model.

DRTC’s Cybersecurity Services Operations (Digital Boundary Group)

•	Revenue for the Cybersecurity Services component of DRTC (Digital Boundary Group, or DBG) increased 9% year-over-year to $10.6 million due to higher service engagements, while gross profit increased 38% to $7.8 million due to improved operating efficiency. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income. DBG remained profitable on a standalone basis within DRTC.

Management Commentary

“Another record quarter capped off another record year as continued strong growth in our loan portfolio increasingly enabled us to capitalize on the significant operating leverage in our unique, branchless, business-to-business, partner-based digital banking model,” said David Taylor, President and Chief Executive Officer, VersaBank. “29% growth in total assets for the year, which pushed us well past our $4 billion milestone, drove an 86% increase in annual net income, improving our banking efficiency ratio for the year to 43% from 55% and return on common equity at the end of the year to just under 12% for the year and just under 14% for the fourth quarter from 7.3% last year.”

“Looking ahead to fiscal 2024, we expect continued solid growth in our loan portfolio, led by our Canadian Point-of-Sale Receivable Purchase Program, with an expectation to surpass our next total asset milestone of $5 billion during the year. As we continue to grow, we will increasingly benefit from the operating leverage in our model, driving further outsized increases in profitability and return on common equity. The massive US market opportunity for our Receivable Purchase Program, should we receive regulatory approval for our proposed acquisition of a US national bank, provides the potential for additional growth to drive total assets well in excess of our $5 billion milestone.”

Financial Review

Consolidated

Net Income – Net income for the fourth quarter of fiscal 2023 was $12.5 million, or $0.47 per common share (basic and diluted), compared with $10.0 million, or $0.38 per common share (basic and diluted) for the third quarter of fiscal 2023 and $6.4 million, or $0.23 per common share (basic and diluted), for the same period of fiscal 2022. The sequential and year-over-year increases were due primarily to higher revenue, which was driven by strong loan growth, increased contribution from DRTC, a recovery of credit losses as well as lower non-interest expense.

Capital – At October 31, 2023, VersaBank’s total regulatory capital was $476 million compared with $460 million at the end of the third quarter of fiscal 2023 and $449 million a year ago. The Bank’s total capital ratio at October 31, 2023, was 15.38%, compared with 15.10% at the end of the third quarter of fiscal 2023 and 16.52% a year ago.

Digital Banking Operations

Net Interest Margin – Net interest margin (or spread) for the quarter was 2.54% compared to 2.57% for the third quarter of fiscal 2023 and 2.81% for the same period of fiscal 2022. The year-over-year and sequential decreases were a function primarily of higher cost of funds due to elevated rates on term deposits experienced periodically over the course of the year, offset partially by higher yields earned on the Bank’s loans.

Net Interest Margin on Loans – Net interest margin on loans for the quarter was 2.69% compared to 2.69% for the third quarter of fiscal 2023 and 3.03% for the same period of fiscal 2022. The year-over-year and sequential trends are attributable to the same variables discussed in the Net Interest Margin section above.

Net Interest Income – Net interest income for the quarter increased to a record $26.2 million from $24.9 million for the third quarter of fiscal 2023 and $22.5 million for the same period of fiscal 2022. The year-over-year and sequential trends were a function primarily of higher interest income attributable to continued, strong loan growth, higher yields earned on floating rate loans attributable to rising interest rates and the redeployment of available cash into higher yielding, low risk securities, offset partially by higher interest expense in the current period.

Non-Interest Expenses – Non-interest expenses for the quarter were $11.4 million compared with $10.8 million for the third quarter of fiscal 2023 and $11.5 million for the same period of fiscal 2022. The sequential increase was a function primarily of higher fees incurred in the current quarter related to inter-company technology and cybersecurity services.

Provision for/Recovery of Credit Losses – Recovery of credit losses for the quarter was $184,000 compared to a provision for credit losses of $171,000 for the third quarter of fiscal 2023 and a provision for credit losses of $205,000 for the same period of fiscal 2022. The year-over-year and sequential trends were a function primarily of management recalibrating the POS Financing portfolio’s static, legacy loss rate floor to align more closely with empirical loss rate data and changes in the Bank’s lending mix offset partially by higher loan balances and changes in the forward-looking information used in the Bank’s credit risk models. Provision for credit losses as a percentage of average loans was -0.02%, compared with a 12-quarter average of 0.00%.

Credit Quality – The Bank’s allowance for expected credit losses (“ECL”) at October 31, 2023 was $2.5 million compared with $2.7 million for the third quarter of fiscal 2023 and $1.9 million a year ago. The sequential and year-over-year increases were due primarily to higher loan balances and changes in the forward-looking information used by VersaBank in its credit risk models offset partially by the impact of management recalibrating the POS Financing portfolio’s static, legacy loss rate floor to align more closely with empirical loss rate data and changes in the Bank’s loan portfolio mix. VersaBank’s allowance for credit losses ratio continues to be one of the lowest in the Canadian banking industry, reflecting the very low risk profile of the Bank’s loan portfolio, enabling it to generate superior net interest margins by offering innovative, high-value deposit and lending solutions that address unmet needs in the banking industry through a highly efficient partner model. VersaBank has very limited exposure to the commercial real estate market as the vast majority of its commercial real estate portfolio is composed of loans and mortgages for residential use properties, it has very limited exposure to the commercial real estate market.

Lending Operations: POS Financing – POS Financing portfolio balances for the quarter increased 4% sequentially and 30% year-over-year to $2.9 billion due primarily to continued strong demand for home improvement/HVAC receivable financing. Consumer spending and business investment in Canada are expected to slow modestly over the course of fiscal 2024 due primarily to the impact of higher interest rates, inflationary pressures and a softening labour market. This modest economic slowdown is not expected to devolve into a recession and is anticipated to be reasonably short lived, with only modest layoffs and a moderate increase in unemployment. It is management’s view that any impact of a slower Canadian economy on the POS Financing portfolio in fiscal 2024 will be substantially mitigated by the positive impact of continued onboarding of new origination partners and the continued expansion of business with existing partners over the course of the year. As a result, management expects solid growth in the Canadian POS portfolio over the course of fiscal 2024.

US Receivable Purchase Program (“RPP”) – Despite higher interest rates and continuing inflationary pressures in the US, the US labour market remains resilient, which, combined with the broad expectation that the Federal Reserve’s tightening cycle has come to an end will continue to support consumer spending. Management views the current trajectory of the US economy to be favourable in the context of continued, stable demand for durable goods as a function of enduring consumption. Management believes that the anticipated US macroeconomic and industry trends described above will continue to support healthy growth in the Bank’s RPP portfolio over the course of fiscal 2024, which would be expected to include meaningful contribution from the Bank’s US subsidiary should VersaBank receive regulatory approval for, and complete, the proposed acquisition of a US bank.

Lending Operations: Commercial Lending – The Commercial Lending portfolio for the quarter increased 10% sequentially and 24% year-over-year to $898 million due primarily to increased loan origination in select markets that were in line with the Bank’s conservative loan origination strategy in light of the evolving, challenging macroeconomic environment. Notwithstanding the effective risk mitigation strategies that are employed in managing the Bank’s Commercial Real Estate (“CRE”) portfolios, including working with well-established, well-capitalized partners and maintaining modest loan-to-value ratios on individual transactions, management continues to take a cautionary stance with respect to its broader CRE portfolios due to volatility in CRE asset valuations and the potential impact of higher for longer interest rates on borrowers’ ability to service debt. While management will continue to focus on the multi-family residential sector in fiscal 2024 it is anticipated that Bank’s CRE portfolio asset mix will meaningfully pivot into lower risk weighted insured assets that will drive moderate portfolio growth in the coming year.

Deposit Funding – Cost of funds for the fourth quarter was 3.86%, an increase of 24 bps sequentially and 141 bps year-over-year due primarily to higher rates paid on term deposits during the quarter. Management expects that commercial deposits raised via VersaBank’s Trustee Integrated Banking (“TIB”) program will continue to grow throughout fiscal 2024 as a function of higher volumes of consumer and commercial bankruptcy and proposal restructuring proceedings, attributable primarily to the impact of a higher interest rate environment. In addition, VersaBank continues to pursue a number of initiatives to grow and expand its well-established, diverse deposit broker network through which it sources personal deposits, consisting primarily of guaranteed investment certificates. The Bank’s current deposit channels remain an efficient, reliable and diversified source of funding, providing access to ample reasonably priced deposits in volumes that comfortably support the Bank’s liquidity requirements. Substantially all of the Bank’s deposit volumes raised through these channels are eligible for CDIC insurance.

DRTC (Cybersecurity Services and Banking and Financial Technology Development)

DRTC revenue (including that from services provided to the Digital Banking operations) increased 83% sequentially and increased 108% year-over-year to $3.7 million, due primarily to the timing of service engagements and higher fees earned related to inter-company technology and cybersecurity services provided to Digital Banking. DRTC recorded net income of $1.2 million compared to net loss of $99,000 for the third quarter of fiscal 2023 and a net loss of $486,000 a year ago. The sequential and year-over-year improvement was due primarily to higher revenue which was partially offset by higher non-interest expenses attributable to higher salary and benefits expense due to higher staffing levels necessary to support expanded business activity.

DBG revenue increased 46% sequentially and 21% year-over-year to $3.4 million while gross profit increased 45% sequentially and 50% year-over-year to $2.6 million. The sequential and year-over-year trends were due primarily to higher service engagements in the current quarter. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income.

FINANCIAL HIGHLIGHTS

(unaudited)	for the three months ended		for the year ended
	October 31	October 31	October 31	October 31
($CDN thousands except per share amounts)	2023	2022	2023	2022
Results of operations
Interest income	$66,089	$42,072	$229,334	$126,817
Net interest income	26,239	22,477	100,051	76,666
Non-interest income	2,934	1,775	8,584	5,726
Total revenue	29,173	24,252	108,635	82,392
Provision for (recovery of) credit losses	(184)	205	609	451
Non-interest expenses	12,441	13,774	50,381	49,393
Digital banking	11,384	11,456	42,984	42,392
DRTC	2,137	2,359	9,051	7,166
Net income	12,479	6,429	42,162	22,658
Income per common share:
Basic	$0.47	$0.23	$1.57	$0.79
Diluted	$0.47	$0.23	$1.57	$0.79
Dividends paid on preferred shares	$247	$247	$988	$988
Dividends paid on common shares	$650	$680	$2,612	$2,741
Yield*	6.40%	5.26%	6.14%	4.47%
Cost of funds*	3.86%	2.45%	3.46%	1.77%
Net interest margin*	2.54%	2.81%	2.68%	2.70%
Net interest margin on loans*	2.69%	3.03%	2.85%	3.08%
Return on average common equity*	13.58%	7.32%	11.75%	6.61%
Book value per common share*	$14.00	$12.37	$14.00	$12.37
Efficiency ratio*	43%	57%	46%	60%
Efficiency ratio - Digital banking*	45%	51%	43%	55%
Return on average total assets*	1.19%	0.77%	1.10%	0.76%
Provision for (recovery of) credit losses as a % of average loans*	(0.02% )	0.03%	0.02%	0.02%
	as at
Balance Sheet Summary
Cash	$132,242	$88,581	$132,242	$88,581
Securities	167,940	141,564	167,940	141,564
Loans, net of allowance for credit losses	3,850,404	2,992,678	3,850,404	2,992,678
Average loans	3,756,038	2,903,400	3,421,541	2,547,864
Total assets	4,201,610	3,265,998	4,201,610	3,265,998
Deposits	3,533,366	2,657,540	3,533,366	2,657,540
Subordinated notes payable	106,850	104,951	106,850	104,951
Shareholders' equity	377,158	350,675	377,158	350,675
Capital ratios**
Risk-weighted assets	$3,095,092	$2,714,902	$3,095,092	$2,714,902
Common Equity Tier 1 capital	350,812	325,657	350,812	325,657
Total regulatory capital	476,005	448,575	476,005	448,575
Common Equity Tier 1 (CET1) capital ratio	11.33%	12.00%	11.33%	12.00%
Tier 1 capital ratio	11.78%	12.50%	11.78%	12.50%
Total capital ratio	15.38%	16.52%	15.38%	16.52%
Leverage ratio	8.30%	9.84%	8.30%	9.84%

*	See definition under 'Non-GAAP and Other Financial Measures' in the Annual 2023 Management's Discussion and Analysis.
**	Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

STRATEGIC REALIGNMENT OF CERTAIN SENIOR MANAGEMENT ROLES

VersaBank also announced that it has realigned certain senior management roles as it prepares for broad launch of its RPP in the US should it receive the relevant regulatory approvals (as discussed above). Shawn Clarke, previously the Bank’s Chief Financial Officer, has been appointed to the newly created role of Chief Operating Officer (COO). John Asma, previously Treasurer, has been appointed Chief Financial Officer (CFO). Chintan Shah, previously Assistant Treasurer, will assume the role of Treasurer, reporting directly to Mr. Asma.

“I am very pleased to announce these appointments, which, together, enable the Bank to efficiently and effectively deploy our deep internal expertise to fully capitalize on the significant opportunities in front of us,” said Mr. Taylor. “During his nearly 15-year tenure with VersaBank, Shawn has made tremendous contributions to our growth and success in a variety of capacities, especially in last several years, as, in addition to his normal course CFO duties he has been integral to our US IPO and Nasdaq listing, as well as the US regulatory approval process for our proposed acquisition. His extensive involvement in the development of the business plan and implementation strategy for the RPP in the US will be invaluable to the success of our broad roll out.”

“John brings a long track record of success in banking and finance, as well as a deep knowledge and understanding of the unique VersaBank model, to the CFO role. In his recent tenure as Treasurer, he has been instrumental in enhancing our return on treasury balances, while further mitigating risk and enhancing liquidity, as well as expanding our base of business development. As CFO, John’s financial acumen and discipline will serve the Bank well as we increasingly realize the operating leverage in our business, with a particular focus on optimizing net interest margin and managing non-interest expense to fully capitalize on this critical part of our business model, as well as optimizing its efficiency and return on common equity in the context of focusing on risk mitigation throughout the Bank and our regulatory obligations.”

“Chintan has spent most of his career in the treasury function within the banking sector and over the past two and a half years has proven to be a valuable member of our own Treasury team, working closely with John toward that group’s many accomplishments. I have the utmost confidence in his ability to take on the Bank’s Treasurer role and continue to drive the success of this critical aspect of our business.”

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, corporations of all sizes and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economy in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2023.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Wednesday, December 13, 2023, at 9:00 a.m. (ET) to discuss its fourth quarter results, featuring a presentation by David Taylor, President & CEO, and other VersaBank executives, followed by a question and answer period.

Dial-in Details

Toll-free dial-in number:	1 (888) 664-6392 (Canada/US)
Local dial-in number:	(416) 764-8659

Please call between 8:45 a.m. and 8:55 a.m. (ET).

To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at https://emportal.ink/49VXnYb to receive an instant automated call back.

Webcast Access: For those preferring to listen to the conference call via the Internet, a webcast of Mr. Taylor’s presentation will be available via the internet, accessible here https://app.webinar.net/G5MNnkaXpb2 or from the Bank’s web site.

Instant Replay

Toll-free dial-in number:	1 (888) 390-0541 (Canada/US)
Local dial-in number:	(416) 764-8677
Passcode:	219304#
Expiry Date:	January 13th, 2024, at 11:59 p.m. (ET)

The archived webcast presentation will also be available via the Internet for 90 days following the live event at https://app.webinar.net/G5MNnkaXpb2 and on the Bank’s web site.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

Follow VersaBank on Facebook, Instagram, LinkedIn and X (formerly Twitter)